Exhibit 99.1

Transcript of Analyst Call

INFOSYS Limited

INFOSYS Investor and AnalystS conference call

June 12, 2014

CORPORATE PARTICIPANTS

N. R. Narayana Murthy

Founder and Executive Chairman

K. V. Kamath

Chairman of Nominations and Governance Committee and Lead Independent Director

S. D. Shibulal

Co-Founder, Member of the Board, Chief Executive Officer & Managing Director

Dr. Vishal Sikka

Infosys – CEO and MD (Designate)

Sandeep Mahindroo

Investor Relations

Pravin Rao

Member of the Board and COO (Designate)

Rajiv Bansal

Chief Financial Officer

ANALYSTS

Joseph Foresi

Janney Montgomery Scott

Anantha Narayan

Credit Suisse

Pankaj Kapoor

Standard Chartered Securities

Diviya Nagarajan

UBS Securities

Abhiram Eleswarapu

BNP Paribas

Moderator

Ladies and gentlemen, good day and welcome to Infosys Investor and Analysts conference call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference, please signal an operator by pressing ‘*’ and then ‘0’ on your touch-tone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo from Investor Relations. Thank you and over to you.

Sandeep Mahindroo

Thanks Mohsin. I am Sandeep from the Investor Relations Team in Bangalore. I would like to welcome everyone to this call which has been organized to talk about the appointment of our new CEO and MD and other upcoming changes in the leadership team.

Joining us today on this call is our Executive Chairman – Mr. N. R. Narayana Murthy, Chairman of Nominations and Governance Committee and Lead Independent Director – Mr. K. V. Kamath , CEO and MD - Mr. S. D. Shibulal, CEO and MD (Designate) – Dr. Vishal Sikka, President and COO (Designate) – Mr. Pravin Rao and CFO – Mr. Rajiv Bansal.

We will start the call with Mr. Murthy giving some remarks regarding the announcements made earlier today. Subsequently, Mr. Kamath will talk about the selection process that was followed by the Nominations and Governance Committee. Dr. Vishal Sikka will then give some remarks before we open up the call for questions.

Please note that we plan to restrict this call to only the announcements made earlier today and don’t plan to take questions on other areas.

Before I hand it over to Mr. Murthy, I would like to remind you that anything which we say, which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Mr. N. R. Narayana Murthy.

N. R. Narayana Murthy

Thank you Sandeep. First of all a very warm welcome to every one of you on this call. We had an exciting and important announcement this morning. I am extremely pleased to announce that based on the recommendations of the Nominations and Governance Committee, the board of directors has selected Dr. Vishal Sikka to succeed Mr. S. D. Shibulal as the next Chief Executive Officer and Managing Director of Infosys Limited. Vishal will be appointed as CEO and MD (Designate) at a meeting of the board to be held on June 14, 2014. He will however take over as the CEO and MD on August 1, 2014 after the approval by the shareholders at the EGM to be held on July 31, 2014.

Vishal comes with very impressive credentials. He is a PhD in Computer Science from Stanford University. He was until recently a member of the management board of SAP AG and he led products and innovations globally. Vishal is of course, well-known globally for leading the creation of HANA, an in-memory database for SAP and he has been hailed as a wonderful leader and a technology visionary. He has extensive experience in managing a large global corporation. His illustrious track record and value system make him an ideal choice to lead Infosys. I welcome our newest Infoscion and I wish him the best.

Concurrently, I am happy to announce that Mr. U. B. Pravin Rao, a member of Infosys Board, has been elevated to the position of Chief Operating Officer of the company effective June 14, 2014. We also announced today that Mr. S. Gopalakrishnan will voluntarily step down as the Executive Vice Chairman and I will step down as Executive Chairman with effect from June 14, 2014. Kris Gopalakrishnan will continue as the Non-Executive Vice Chairman and I will continue as the Non-Executive Chairman until October 10, 2014. I am also happy to announce that the board unanimously elected Mr. K. V. Kamath to become the Non-Executive Chairman of Infosys Board on October 11, 2014. We believe that these changes will indeed enable a smooth transition of responsibilities to Vishal and his team. He will have an opportunity to charter his own path and build on the foundation that has been created to take Infosys to greater heights. Mr. S. D. Shibulal will relinquish his position as the CEO and MD of Infosys on 31st July 2014 after which Vishal will take over from him. Concurrently, Mr. Srinath Batni will step down as a Whole-time Director of the company with effect from July 31, 2014. Kris and Shibu have been an integral part of Infosys since its inception and Srinath has been instrumental in building Infosys over the last 22 years. Therefore my sincere thanks to all three of them for their wonderful contributions.

As I prepare to step out of the company, I would like to thank everyone of you, our clients, the members of the board, my colleagues, ex-Infoscions, media and well wishers of the company for their support and encouragement extended to me in both of my innings. I also want to thank the members of my office, the Chief Financial Officer and Head of HR who lent fabulous support to me in my second innings at Infosys. My office will be dissolved with effect from the morning of June 14, 2014. Dr. Rohan Murty will be leaving the company on June 14, 2014 (morning) and the remaining members of my office will be assuming other responsibilities at Infosys.

Let me now request my esteemed colleague Mr. K. V. Kamath, the Chairperson of the Nominations and Governance Committee as well as the lead independent director to give you more details about the selection process.

Thank you very much.

K. V. Kamath

Thank you Mr. Murthy. Good evening. The selection process in terms of the CEO transition started with our board meeting in April and it’s now just about eight weeks that we have completed the process. We looked at, as indicated at that time, an internal slate and an external slate and evaluations were done as planned and briefly enchanciated at that point in time of the internal slate that we had in consideration. Simultaneously, we had Egon Zehnder to work on external candidates and it culminated in interviewing 4 candidates over several days at several locations by the Nominations Committee and then narrowing down between the list of internal and the external candidates on Mr. Vishal Sikka, as the ideal candidate to lead Infosys going into the future. I think what the Nomination Committee particularly kept in mind was that we were looking for leader who would be transforming the company, somebody who is a technology visionary. At the same time having assumed responsibility for driving business which does not mean just transformation and vision context but it’s also a question of context of driving the business going forward. So we narrowed in on Dr. Vishal Sikka as the candidate. Thereafter we had extensive discussions with him over a period of three days to understand how he fit into Infosys and how he looked at Infosys before we said, this is the candidate that we would go forward with and that has culminated in the announcement today. Simultaneously, we looked at if this is the construct, what should be the organization structure broadly, which the CEO would have going forward. Of course, the CEO is always free to make adjustments to the organization structure below it. But we thought that it is appropriate that we have a COO who has vast experience in the company to support the CEO. In that we unanimously came to the conclusion that U. B. Pravin Rao, who has been with the company for a very long time and held senior positions in a variety of functions, would be the effective COO to work with the CEO. Then there would be an organization structure below that which is relatively flat. This is the construct that we have come up with at this point in time with young leaders, young in the sense that they would have between 15 and 20 years of professional career to actually work with the CEO and the COO on going forward basis and that has been unveiled today.

So I just want to conclude by saying that the process was done in a transparent manner, the process was done in a manner which is consistent with what we had in mind when we started out i.e. having somebody who has transformation capability in terms of the technology industry, head our company and making sure that there is a slate below which can shoulder responsibility going forward. I welcome Dr. Vishal Sikka, the newest Infoscion to the Infosys Board. At the same time I would like to thank Mr. Murthy, Mr. Krish Gopalakrishnan, Mr. Shibulal and Mr. Batni for their contribution to the company. Mr. Murthy has articulated the transition that will take place between now and October in this leadership position.

Thank you all for being on the call.

Dr. Vishal Sikka

Thank you Mr. Kamath. It is a real pleasure for me to talk to all of you and a real privilege and indeed an honour for me to accept this responsibility to lead this company, which is an iconic company, a pioneering company, that helped put India on the map of the digital world, the IT world and to help guide it to the next level of its revolution. I am humbled by this responsibility but I am equally excited about it and the reason for that is, there is a great transformation happening all around us. Every area, every walk of life, every industry that we see is being transformed by software, by digital, by computing technology. In every industry, we see opportunities to bring software-based innovation, software-based solutions in completely new areas, in unprecedented areas where we never had solutions before and deliver unprecedented value to clients. So as I look to the future, the next 33 years and as Infosys gets ready to close 33 years of its existence and we look ahead to the next one-third of the century, I see a tremendous opportunity for this company to become a leader globally in IT and to help shape and accelerate the transformation of the world around us with software. As I look to the future, we see opportunities in new offerings, innovation, co-innovation together with customers, in high value new areas, in bringing new kinds of solutions, new kinds of services to clients and also in improving the efficiency and the way that we work. New ways to bring automation, new ways to rethink the entire supply chain from the way we hire and educate, to the way that we deliver value. Bringing new methodologies, new ways of delivering and also to helping improve the software development process itself.

Beyond this, one of the things that has fascinated me and really impressed me about Infosys is the deep focus that the company, the leadership team and Mr. Murthy place on education. Unlike others in the industry, this company is deeply rooted in a culture of education, of learning, improving our ability to work. To deliver value with learning is at the heart of any company’s transformation. Improving our ability to learn itself will be at the heart of Infosys’s success in the next one-third of a century ahead of it. So, I am excited about working on all of these areas and working without disruption to the existing business, in working without disruption to things that are happening presently with clients but simultaneously sow the seeds for these long-term improvements that we foresee.

But all of that is extremely preliminary. Over the next 7 weeks, my endeavour will be to learn - to learn from Infoscions all around the world, from our clients, to meet the clients, to work with them, to work with the employees and the amazing team that we have as Mr. Kamath and Mr. Murthy alluded to. Working together with Pravin, with Rajiv and with the entire leadership team of Infosys which demonstrates a great ability to manage this transition to the next level. I look forward to working with all of you after we have had an opportunity to go through and understand more deeply the business and I look forward to working with you as we bring together the next generation of Infosys.

Thank you.

Moderator

Thank you very much sir. We will now begin the question and answer session. We have our first question from the line of Joseph Foresi from Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Given your software background, how do you feel like that’s going to work into the management of a primarily sort of services company?

Dr. Vishal Sikka

I think that the distinction between products and services recently has become increasingly blurred. Airline engines these days are delivered as services. Large machines are delivered as services. I think that the great transformation that is happening around us, is all about the services transformation. So to me the distinction between services, software delivered, software-led services and products is not as significant. In addition, if you look at some of the breakthrough innovations that have happened recently, all the frontline areas in every industry are all about software coming in to parts of businesses where it never was there before, into unprecedented areas in new industries. And history tells us that in these areas, it is best to first co-innovate with the innovators, with the leading enterprises, build custom solutions which are best done with their services and a project based co-innovation model and overtime as more and more information, more and more experience becomes available, more and more reusable components and more what we call “Product Like Offerings” can emerge. So I feel completely comfortable having done this before at SAP, in seeing this through and I don’t see that the traditional distinction that we make between products and services are that significant.

Joseph Foresi

One quick follow up. There has been a reasonable amount of movement among the upper management at Infosys. How do you plan on addressing that, maybe you could just walk us through some of your first initiatives? Thanks.

N. R. Narayana Murthy

I think Vishal will not be the right person to answer that question because he has just come in. He has to understand the company better. Let me answer. Out of the 12 people that left, there were only 3 people who were customer facing, the rest were all in auxillary services, they were not people who were adding any direct value to customers. Second, out of these 12 people, one gentleman left because he had some personal health problems and he continues as consultant to us today. There were some who were rated as low performers by an external agency as well as by the board. There were some who were rated as low performers by the management of the company. There were three people who left because they had better offers at smaller companies. One thing I can say and that is with complete definitiveness, not a single person who was going to add value to the company, was let go. Not one person who was indispensible to the growth of the company, was let go. Number three, this company is the first company in India to start a leadership institute. We identified, developed and nurtured 585 leaders. Fourth, I think the very fact that the management of this company has doubled the growth rate in dollar terms from 5.8% to 11.5%, is a clear testimony to the fact that the departure of these people has had no impact at all. We have also improved our margins by as much as 200 basis points after giving salary increases. Therefore I think it is simply a result of speculation and rumors and all kinds of noise created by media. I am very glad and very thankful to you because you have asked me straightaway and I have given you a straightforward answer.

Dr. Vishal Sikka

I can add to Mr. Murthy’s point that the team that I have interacted with over the course of the last couple of days is an amazing team. I have met all the segment heads leading all the different industries and all the growth segments in the company and I feel extremely confident in the ability of this team to take the company to the next level.

Moderator

Thank you. We have next question from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

While you were considering this process, what were some of the challenges that you thought you would come up with as you make a transition from a largely product-centric company to more of a services-centric company?

Dr. Vishal Sikka

As I said earlier in response to the other question, the distinction between products and services is not so significant. We have recently seen the emergence of Software-as-a-Service. At SAP, we had significant Software-as-a-Service offerings. Even when you look at the traditional, mission-critical ERP-type systems, before the value is delivered to client, there is a massive services component to that. So we have to think about the emerging world in terms of experience - the experience that we deliver to our clients, the experience that we deliver as a service which embodies the software that is underneath there. I feel quite confident that the innovation that we can bring in the software that we do - both in terms of what the software that is built, the capabilities, the user interface and so forth; as well as how the software is built, will come wrapped in the offerings of a great experience to our clients and that in the end takes precedence over anything else. As I said, in my introductory remarks, I feel incredibly excited to take the leadership responsibility of a pioneering company and my thought process in evaluating this opportunity was driven more by the excitement that I see and by the opportunity that I see ahead of us which is so much greater than any of us have done before, that frankly I have not had a chance to think about any of the negative. As Mr. Murthy said, all my interactions with the board – the leadership transitions and the people departures and so forth, were not viewed as things that were materially detrimental to the company.

Anantha Narayan

Finally, if it is not too early to ask this question, is there any one or two areas that you would particularly want to focus on at the outset?

Dr. Vishal Sikka

As I said, these are still very-very early days. The key at this point is to learn, to understand the business, to understand the pulse, the fabric of the company and how it works and to learn from the students. I am actually excited about taking some of the training classes myself and to understand how the company works. One thing that I am extremely excited about, is to work closely with many of the key clients and to see what areas of innovation can be brought in. Earlier today, here in the campus, Mr. Murthy and Pravin were supposed to meet with a client and they asked me to join. We already started to have discussions in this area of beyond the work that we do, beyond the traditional offerings that we have, how can we get into new areas of innovation and bring new kinds of value to our clients. So, one of the endeavors that I have in the near-term will be to work closely with the clients and to see what new kinds of dimensions of growth can be brought in, what new elements can be added to the equation that we bring to the clients and how that can result in near-term growth, while we lay in the foundations for the more longer-term transformation that we talked about.

Moderator

Thank you. The next question is from the line of Pankaj Kapoor from Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

I actually wanted to get your views specifically on the commoditized services that we have in the portfolio. I understand it is early days but was keen to understand your initial thoughts on the future viability of such services continuing in the Infosys portfolio.

Dr. Vishal Sikka

It is too early to tell. I think one area that I am excited about is to bring more automation and more efficiency to these areas. Perhaps I would like to request my friend Shibu to add a couple of thoughts in that regard.

S. D. Shibulal

If you look historically, our business model has been relationship-based. We build very long-term relationship with our clients. Our relationships are 10 years, 15 years, 17 years old. That means that we have to provide all the required services to our clients. These are strategic partnerships. Their priorities have to come first which means that we have to provide all the services to our clients. While we talk about commoditized services, there is quite a lot of it in the market. It is a very large portion of our revenue. For us to create industry-leading growth, we have to grow those services and they have to grow at our average or at the industry average. The last point is as Vishal said, I think in these services it is important to bring productivity improvements, automation, application of tools, reduction of work, large amount of offshoring and those are the things which we need to do.

Pankaj Kapoor

Dr. Sikka again, I think you would have interacted with various peers of Infosys during your stint at SAP. So just was curious to understand based on your own experiences, how do you see Infosys position competitively? Which are the areas where you see Infosys will have to probably work on still more given the peer placement which is where probably you want to focus on going forward?

Dr. Vishal Sikka

In my experience when we were bringing the new products to market at SAP, whether it was HANA or Products and Analytics or Mobility, I always had a top-grade experience with the colleagues from Infosys. At many of the leading companies, leading clients in the world, we would work together. Shibu and I have had the pleasure to work together for several years now including at many joint clients and it has always been an amazing experience to work with the teams of Infosys. So I feel very confident about that. When I first met Mr. Murthy, he asked me a question about “Matrix Inversion.” Having built an In-Memory Columnar relational database, thinking about grades and metrices, I had a disproportionate advantage of thinking about that question. But what amazed me was the fact that the leader at the very top of such a large company, was so deeply interested in something that is so fundamental to our business. Even more than that what Murthy told me was that over the course of the last 33 years, how the time people take to answer that same question has evolved. What that told me was the deep value that the company places on education, on learning. I think that is one thing that has been a unique advantage of Infosys. My endeavor will be to ensure that we continue to emphasize learning, that we not only continue to emphasize learning in our teams, but also in our clients and we even improve the ways that we learn. I think that will be the single greatest differentiator for our company. The other things will then follow from a confident, educated, inspired workforce. Everything else then falls into place.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

My question is Dr. Sikka, I understand you will first need to get a hang of what is going on in the system and learn. But in terms of client interaction, client messaging and changes in the company, what will be your first steps in the coming months?

Dr. Vishal Sikka

As you know, I just recently left SAP and I have barely had a chance to take a break with all of this happening. One of the benefits of the next seven weeks before I actually take over from my friend, Shibu, is that I will actually have an opportunity to take a break. But beyond that as I said, the key priority right now is to learn and understand, to listen to the employees, to the leadership in the company and especially to work with clients. One of the things that I have been amazed by, as I have been working with the team today and over the last couple of days, is that a lot of the clients that we have here at Infosys are the ones where I have already worked with a lot of them - the CEOs, COOs, CIOs and leaders of these customers. That will give me a significant advantage as I in the early days listen to the clients and I have already started some of that. I am really looking forward to that over the next several weeks to see how the relationship evolves, to see what are the areas that the relationship can be expanded into, as we look towards more innovation and bringing some of these break-through applications and new solutions that I talked about, that are co-innovated with customers to bring these to them. I am really excited about that. So in essence, in the early days it is simply about working with the leadership, working with the employees and learning about the business and to work with the clients before we articulate on the journey ahead in a more specific manner.

Diviya Nagarajan

By what timeframe do you expect that you will be able to articulate the way forward?

Dr. Vishal Sikka

I do not know yet. We will let you know when we have it. But I expect that over the weeks after I join, we will be able to sit together with you and have deeper sessions on what we see has that emerging road ahead.

Moderator

Thank you. The next question is from the line of Abhiram Eleswarapu from BNP Paribas. Please go ahead.

Abhiram Eleswarapu

About this time last year, you had set three goals on Cost Optimization, Sales Effectiveness and Improving Delivery. So given the appointments today, how should we think of that strategy that you had laid out a year earlier. Will that continue still?

N. R. Narayana Murthy

First of all, let us remember that these are fundamental issues for any software services company. We have worked on Sales Effectiveness, Software Delivery Effectiveness and Cost Optimization in the last one year. We have started several initiatives to cover larger, wider area of prospects. We have started recruiting more sales people who will be foot soldiers, who will beat the pavement. They will start joining soon, some have joined. We have planned out a training program for them. We have redefined KPIs. We have built better systems - some of them are completed, some of them are in the process of being built. In other words, I think we have laid a strong foundation for improving our sales effectiveness.

We are doing the same thing in software delivery effectiveness. We have enhanced our training programs. We have started initiatives to become ‘Day One’ people at various tier-I engineering colleges. We have revised the curriculum of the foundation training program. We have revamped our continuous education program to include Cloud, Analytics, Big Data, Mobility and other emerging areas. They were already there but we have strengthened them. We have also enhanced our assessment program. In fact, we revamped education research area and called it Education, Training and Assessment. We have mandated that 80% of the promotion should go to internal people. Earlier we were recruiting probably 100% of promotion slots from outside. We have changed it because that was leading to high attrition. We gave 2 salary increases last year – one in July and one in March. We are changing the role ratios both in sales as well as software delivery because that was becoming top-heavy. There were many software delivery people who have been billed at lower rates but they were at higher levels and therefore they were costing the company much more. We have started a huge initiative in Infrastructure Management Services. We have started building labs in Mysore, we have started creating training programs. In other words, I think there are several initiatives that are still work-in-progress. These are the initiatives that will make us much more competitive in the marketplace, that will hopefully position Infosys as the best company in terms of providing best value for money to our customers.

Third, in terms of cost optimization, we have reduced the percentage of sub-contractors, we are trying to reduce the role ratios, we have removed wasteful expenditure. There were lots of people earning high salaries. Somebody talked about all these exits in the beginning. A lot of these people who were not adding value directly to customers but were in support areas or in some horizontal areas, sitting behind the people who were adding value. We said, “Look, if you want, why do you people not come to India, sit here and you can add some value” because anyway work is being done from India. In other words, we eliminated lots of wasteful expenditure, we reduced lots of avoidable expenditure and in spite of giving two salary increases; remember, we had not given salary increases for Level 7 and above for the last two years, we had not given any salary increases for all Infoscions last year, in spite of giving salary increases, we improved our margin from 23.5% to 25.5%. We enhanced our sales growth rate from 5.8% in dollar terms during 2012-2013 to 11.5% during 2013-2014. Therefore, I think all these initiatives have already yielded some results. As I pointed out in my AGM Speech on June 15, 2013, some will take time. My understanding is any intelligent person which Vishal is, to get a Ph.D. from Stanford in Computer Science is not easy. I think Vishal will look at each of these initiatives over a period of time and will evaluate their value to the company. Those that are adding value, obviously he will continue. But if there are any that are not adding as much value, obviously he will discontinue those. So, it does not take a rocket scientist to come to this conclusion. I hope it is clear to you now.

Moderator

Ladies and Gentlemen, due to time constraints no further questions can be taken. I now hand the conference back to Mr. Sandeep Mahindroo. Over to you.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again in the next earnings call. Thanks and have a good day.